

April 10, 2013

Via E-mail
Ho Leung Ning
Chief Financial Officer
Plastec Technologies, Ltd.
Unit 01, 21/F
Aitken Vanson Centre
61 Hoi Yuen Road
Kwun Tong
Kowloon, Hong Kong 852-21917155

>    **Re:    Plastec Technologies, Ltd.**
>    **Registration Statement on Form F-1**
>    **Filed November 30, 2012**
>    **File No. 333-185212**

Dear Mr. Ning:

We have reviewed your amendment and your letter dated March 27, 2013, and we have the following comments.

Form F-1/A filed March 27, 2013

Risk Factors, page 5

1.  We have read your response to comment 5 in our letter dated December 28, 2012. For the purposes of the test in Rule 5-04(c), restricted net assets also refers to the registrant's proportionate share of net assets of the consolidated subsidiaries that may not be transferred to the parent company as of the end of the fiscal year.  In this regard, please explain whether you have included amounts deposited in PRC financial institutions and/or denominated in RMB in your calculation of restricted net assets. We note your disclosure on page 8 that "In accordance with the existing foreign exchange regulations in China, our PRC subsidiaries are able to pay dividends and service debts in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements." Please tell us if these procedures include obtaining consent from the government, a regulatory agency, etc. As you have also stated therein, the RMB is not a freely convertible currency and the PRC government regulates conversion between RMB and foreign currencies.

Management's Discussion and Analysis, page 26

2.  We have read your response to comment 10 in our letter dated December 28, 2012 and note the disclosures made on pages 52-54 relating to the Dongguan Sun Line and Shenzhen Broadway Processing Agreements. You have stated on page 53 that you "no longer rely on the PRC counterparties to processing agreements for the operation of our Dongguan or Shenzhen operations." However, in your description of the material terms of each Processing Agreement, we note the following:
    *   The PRC counterparty, among other things, assists Sun Line (HK) in managing the daily operations of the Sun Line Factory; and
    *   The PRC counterparty, among other things, provides manufacturing labor to the Broadway Industrial venture, as well as providing its factory manager, finance officer, warehouse personnel and other factory administrative personnel.

    Please help us understand the nature of each PRC counterparty, and explain to us how it is appropriate that you have consolidated these ventures given the apparent extent of the PRC counterparties' role in the day-to-day operations of both ventures.

Warrants, page 72

3.  We note your response to our prior comment 31, in which we asked that you describe the material terms of the warrants rather than refer investors to the warrant agreement filed with your IPO. In response you have added disclosure that the description of the warrants is qualified by reference to the exhibit. Note that Rule 411(a) of Regulation C permits qualification of information inside the prospectus by reference to information outside the prospectus where this is specifically contemplated by the form. Therefore, please remove the qualification of your description of the warrants and ensure that all material terms are disclosed.

Interim Financial Statements, page F-27

4.  As it is nine months after the end of the last audited financial year, please amend to provide interim financial statements covering at least the first six months of the transition period. Please confirm you intend to provide audited financial statements for the transition period ending December 31, 2012, within four months after that date.

You may contact Patricia Do, Staff Accountant, at 202-551-3743 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc:     David Miller, Via E-mail
        Jeffrey Gallant, Via E-mail